FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                              Dated March 17, 2004

                        Commission File Number: 001-14666


                            ISPAT INTERNATIONAL N.V.
                 (Translation of registrant's name into English)


                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F:  Form 20-F X    Form 40-F
                                                 ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes     No X
   ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____



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                 SUMMARY OF INFORMATION INCLUDED IN THIS REPORT


         On March 16, 2004, Ispat International N.V. repurchased 3.3 million of its Class A Common Shares through the facilities of the New York Stock Exchange at a price of $9.20 per share.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ISPAT INTERNATIONAL N.V.



Dated: March 17, 2004                   By:  /s/ Bhikam C. Agarwal
                                            ------------------------------------
                                            Name:   Bhikam C. Agarwal
                                            Title:  Chief Financial Officer